OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Monetran, LLC

501 Pershing Ct.
Hockessin, DE 19707

monetran.com



10000 units of Class B Units and Moneda Tokens

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* Class B Units ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 Class B Units ($10,000)

Company	Monetran
Corporate Address	501 Pershing Ct., Hockessin, De
Description of Business	An asset-backed cryptocurrency combined with a funds transfer component
Type of Security Offered	Class B Units (the "Securities") and Moneda Tokens (the "Tokens")
Purchase Price of Security Offered	$1 per Class B Unit
Minimum Investment Amount (per investor)	$250.00

Perks*

<u>Right to Receive Moneda Tokens:</u>

The Offering includes the right to receive, one (1) Moneda Token for every $1 invested.
For example, an investment of $500 would entitle the investor to 500 Moneda Tokens.

In addition, the following bonuses will apply:

Bonuses

$1,000 — If you invest $1,000, you will receive an additional 10% Moneda Tokens. (a $1,000 investment = 100-Token bonus)

$2,500 — If you invest $2,500, you will receive an additional 12% Moneda Tokens. (a $2,500 investment = 300-Token bonus)

$10,000 — If you invest $10,000, you will receive an additional 14% Moneda Tokens. (a $10,000 investment = 1,400-Token bonus)

Additional Bonus to early investors — this bonus will be added to the total number of Moneda Tokens authorized, including any volume bonus noted above. Minimum investment to qualify for this bonus is $500

Invest within the first seven (7) days of the Offering = 10% bonus tokens

Invest within the first fourteen (14) days of the Offering = 6% bonus tokens

Invest within the first twenty one (21) days of the Offering = 3% bonus tokens

After the first three (3) weeks (21 days), no "Additional Bonus" will be applied. The volume-based perks will still apply throughout the entire Offering.

All perks and tokens will be delivered after the campaign is completed.

Terms of Tokens

Moneda Token

Description: Moneda Tokens have been built on the Stellar Blockchain platform and will function as the primary medium of exchange usable within our own proprietary Monetran application. Through the Monetran network, Moneda Tokens may be used for money transfers and commerce payments as a medium of exchange between any individual(s) and firm(s) which accept such a payment method. The Monetran application will be used to transfer Moneda between users as well as convert Moneda Tokens to applicable fiat currency.

- **Initial Blockchain:** Stellar
- **Migration to Alternative Blockchain:** None planned
- **Expected Network Launch date:** 12/1/18
- **Total amount of Tokens authorized for creation:** 60,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 60,000,000
- **Will they be listed on Exchanges:** The token is currently intended to be listed on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.
  - **if so, which:** Stellar Decentralized Exchange

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None

- **Other:** None

The Company currently does not have a functional distributed ledger based business model and there is no guarantee that such will be developed in the future.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Class B Units and the Moneda tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Monetran will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. holders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine holders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 units at $1/ unit, you will receive 10 bonus unit, meaning you'll own 110 units for $100.   Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

<center>THE COMPANY AND ITS BUSINESS</center>

The company's business

Description of Business

The primary objective of the Monetran project has been to develop a stable token which can be used in everyday commerce, including for micropayments of $5 or less. The token has been designed not only to maintain its value, but with the goal of

steadily increasing in value over time. It will be backed by a portfolio of tangible assets and be redeemable for a portion of the account that reflects the number of tokens in circulation. In the future, it will entitle discounts for use on services provided by the Monetran system. Future plans call for the establishment of a funds transfer network with a primary emphasis on remittances, which are at this point in time a market worth nearly $600 billion and growing.

Sales, Supply Chain, & Customer Base

Internet commerce is a multi-billion dollar enterprise. Our customer base will be anyone who buys goods and services and makes payment over the Internet. Our business model will yield transaction fees each time that Moneda, our native currency, is used in commerce.

Due to the nature of blockchain and cryptocurrencies, the entire "supply chain" network will be virtual. That is, Monetran will have no physical product requiring reliance on 3rd-party actors and can be supported entirely through internet-based platforms.

Competition

One of our competitors in the space is DGX. DGX offers tokens which are backed by 1 gram of gold each. The tokens are redeemable from the company for gold. The central difference between DGX and Monetran is that our tokens will be backed by financial instruments such as government bonds and U.S. treasuries. Gold, because it is traded on the open market, is susceptible to considerable swings in value. Therefore, DGX tokens will suffer the same swings in value, we believe disqualifying it as an everyday currency. Moneda will be stabilized by the assets which back it which we believe will suffer less fluctuation than other asset-backed tokens.

TrueUSD is another competitor in the asset-backed token arena. We believe TrueUSD's tokens are backed on a 1-1 basis with the US dollar, and are redeemable for one USD per token. This will provide a degree of stability, however any investor who holds one of their tokens will be subject to a loss of principal due to inflation. The USD, as a result of monetary inflation, has lost 95% of its purchasing power in a little more than a century. Moneda is designed not only to be stable, but to actually gain value over time, negating the effects of inflation. Because Moneda will be backed by U.S. denominated interest bearing instruments, inflation is not expected to erode its value at all. This will enable Moneda to serve not only as a stable currency, but also to deliver as a store of value.

Liabilities and Litigation

Monetran is currently under the obligation of one (1) liability: an accounts payable for $1,500 for services rendered in marketing/advertising/website development. This account is due in full only after the Company has raised sufficient funds through its

Regulation Crowdfunding offering, and may be paid after Company's initial rolling close.

There are no litigation or legal actions against Monetran.

The team

Officers and directors

Dave Olszewski	Chief Technology Officer
Ron Robinson	Chief Information Officer
Don Bielak	Founder / CEO / Manager

Dave Olszewski
Graduated from Hamburg University with a Master's degree in computer science. Has launched two successful startups and has decades of experience in product development. Has been granted seven patents for computer systems and applications. His specialties are DevOps and mobile integration. Work history: Director of Product Management, Flex, 2016 -2018 Full time Senior Product Manager, Hewlett - Packard, 2012 - 2016 Full time| CTO, Monetran - June 2018 - present - part time for 10 hrs. per week

Ron Robinson
Earned a degree in Communications & Marketing from the University of Tulsa. Has been involved in 100+ political campaigns across the country in a communications capacity. Is a nationally renowned expert in video and digital operations. Has advanced knowledge in communications security. National Digital Director for Draft Dr. Ben Carson Committee, 2013 - 2016, Full Time Founder-Procinct.net, 2010 - present, Full Time | CIO, Monetran - June 2018 -present - part time for 10 hrs. per week

Don Bielak
Don Bielak has served as the full time Monetran Manager, CEO, and Founder for the past twelve months after years of experience as the Publicity and Media Relations Director for FR Park Racing in New Jersey from 1993-2017. He secured national media coverage in Sports Illustrated, ESPN, and NBC, among others, for his company. Don is an alumnus of Thomas Edison University where he majored in communications.

Number of Employees: 6

Related party transactions

The company has not conducted any related party transactions

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property might be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. The Company intends to file patent applications in the future and build its intellectual property portfolio as we discover new technologies related to electronic payment systems. We currently hold one provisional patent, as well as two Internet domain names and various trade secrets. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to blockchain technology. However, there is no guarantee any Company related patents will be issued from any existing or future applications. The scope of any patent protections may not be sufficient to provide competitive advantages, and any patents the Company obtains may not be held valid if subsequently challenged. Engaging in patent litigation (either prosecution or defense) may be costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease offering its token.
- **There are several competitors who may be better positioned than we are to take the majority of the market.** Blockchain is a fast-moving technology with many new participants entering the space on a continual basis. We will compete with larger, established cryptocurrency companies who currently have products on the markets and/or product development programs. These competitors may have much stronger financial conditions than us as well as established names in the industry. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the cryptocurrency developed by us will be preferred to any existing or subsequently developed technologies. It should further be assumed that that competition in the cryptocurrency and blockchain space will intensify.
- **This is a brand new company.** It has no history, no customers, and no revenues. If you are investing in this company, it's because you think the cryptocurrency model is a good idea, that we can price it right and attract enough customers so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Financial systems and services is a very competitive field and the possibility exists that as a new company, Monetran, LLC may be at a serious disadvantage compared to others who have been operating for a long period of time with success.
- **Even if we raise the maximum sought in this offering, we may need to raise additional funds in order to continue operations.** We estimate that we will require at least $1 million to commence commercial production of the Monetran network. If we are unable to meet our funding goals with this offering, we may need to raise additional money from bank loans, future sales of securities or some combination thereof. Failure to raise the minimum required amount could either adversely affect the time frame for the company to complete its development of the network or cause the project to fail completely.
- **You can't easily resell these securities.** Your ability to trade or resell these Units

is limited to comply with federal regulations. These restrictions include at least a one-year lock-up period during which transferability is not allowed. These securities are not public and may not be traded on an open market. You must be prepared to bear the risk of your investment for a significant period. These securities are not public and may not be traded on an open market.

- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any valuation at this pre-revenue stage is highly speculative.** At this point in time, it is very difficult to assign a specific value to Monetran, LLC. Much of the company's value lies in intangibles such as intellectual properties, its proposed business model and target markets, and the future acceptance of its products by a significant portion of the populace. As a result, the company's valuation has been arbitrarily determined without independent valuation and involves a good-faith estimate as to what the company could be worth, largely based on those intangibles. The offering price bears no relationship to our assets, earnings, book value, or any other objective standard of value. Consequently, the Units may have a value significantly less than the offering price and may never obtain a value equal to or greater than the offering price. As an investor you must make the decision whether the company presents enough potential for success that you would be willing to make a monetary investment in such potential.

- **Our business projections are only estimates and are subject to many external factors.** There can be no assurance that the company will meet any of its projections. The company may experience higher than expected costs. The company may find insufficient demand for the product, due to alternatives offered by competitors or the pricing strategy we implement for our products. Pricing pressure from competitors may negatively impact our profitability, even if demand for our product exists.

- **Items planned for development may not be completed.** The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. Some of the technology we will need to make our project successful may not currently exist and may have to be developed by our technology department. There is a possibility that we may not be successful in developing such needed technology and the project could experience failure because of it.

- **The terms you receive for your investment may be inferior to terms other investors receive.** Even if we are successful in our fundraising efforts during this offering, given the complexities of the project we are undertaking, raising additional funds may be necessary. In that case, we may offer terms to later investors that are superior to the terms of your Class B Units, including with respect to the prices paid and valuations, transfer restrictions, distribution, or voting rights.

- **Dependence on Stellar Platform.** The Monetran token will be developed and operate on an open-source platform called Stellar Blockchain. Due to Stellar's open-source nature, it may be difficult for us to ensure the continued functionality of the Platform, thereby jeopardizing our token's development. Any negative impact to the Platform due to denial of service attacks, malicious programs, lack of needed maintenance, or other infrastructure issues could result in our having reduced or no access to the Platform. Such a result could hinder our ability to develop the token and negatively impact our value.
- **The regulatory environment for blockhchain technologies, cryptocurrencies, tokens and token offerings is uncertain.** Tokens, cryptocurrencies, and other blockchain technologies are subject to an underdeveloped and rapidly evolving regulatory scheme. Due to the relative newness of the technologies, regulation of these fields is currently being addressed by a wide range of legislative and executive bodies throughout the US and worldwide. Inconsistencies among these rules may cause confusion and uncertainty for the company. Failure to follow applicable laws or regulations, including those not currently in existence, might result in penalties, fines, or other adverse legal proceedings against us, and jeopardize the completion and operation of our project.
- **We may never successfully develop or launch our token, and investors may never receive tokens.** The Moneda token has not been developed, and will require significant time, energy, and expertise in order to successfully launch. There is no guarantee that the Monetran team will be able to develop the token to the point it is ready for widespread release. Unforeseen difficulties or malfunctions in the development process, or necessary modifications to the software underpinning the token could delay or prevent an operational Moneda token. In the event we are unable to complete and maintain our project, investors may not receive any tokens and may lose all of their investment.


OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES


Ownership

- Don Bielak, 100.0% ownership, Class A Units

Classes of securities

- Class A Units: 1,000,000

  #### Voting Rights of Class A Units

  The holders of Class A Units are entitled to one (1) vote per unit on any matter subject to a vote.

  #### Disbursement Rights

  Subject to preferences that may be granted to any then outstanding units,

holders of Class A Units are entitled to receive ratably such distributions as may be declared by Monetran out of funds legally available. The payment of distributions on the Class A Units will be a business decision to be made in the sole discretion of the CEO from time to time based upon our operational results, financial condition, (including net profits, current available cash, tax liabilities, and current and long-term debt) and any other factors that our CEO considers relevant.

Payment of distributions may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution to any member and does not intend to pay distributions in the foreseeable future, which means that unitholders may not receive any return on their investment from distributions.

In the event the Company elects to make a distribution to Members, such distribution will be made on a pro rata basis, with both Class A and Class B Units treated as a single class.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class A Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding units.

Amendments

Class A Members, may, in their sole discretion amend the Operating Agreement.

No provision of this Operating Agreement may be amended or modified except with the approval of holders of a majority of Class A Units, of the Class A Members. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Manager without the consent of or execution by the Members.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class B Units: 0

Voting Rights of Class B Units

The holders of Class B Units are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

Subject to preferences that may be granted to any then outstanding units, holders of Class B Units are entitled to receive ratably such distributions as may be declared by Monetran out of funds legally available. The payment of distributions on any Units will be a business decision to be made in the sole discretion of the CEO from time to time based upon our operational results, financial condition, (including net profits, current available cash, tax liabilities, and current and long-term debt) and any other factors that our CEO considers relevant.

Payment of distributions may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution to any member and does not intend to pay distributions in the foreseeable future, which means that unitholders may not receive any return on their investment from distributions.

In the event the Company elects to make a distribution to Members, such distribution will be made on a pro rata basis, with both Class A and Class B Units treated as a single class.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Units are subject to and may be adversely affected by, the rights of the holders of units of any series of our Class A Units and any additional classes or series of units that we may designate in the future.

Amendments

Class A Members, may, in their sole discretion amend the Operating Agreement.

No provision of this Operating Agreement may be amended or modified except by unanimous written consent of the Class A Members. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule

following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Manager without the consent of or execution by the Members.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of non-voting Class B Units, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, declaration of distributions to Members, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even if the value of the Company increases. In such case, you would own a smaller portion of a larger company.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting unit share to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of the Monetran app, which we do not anticipate occurring until November, 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for six (6) months without revenue generation. This includes application/token development and testing, marketing and education campaigns, team salaries, and working capital.

Regardless of the success of this campaign, it is likely that the Company may need additional funds in order to achieve its ultimate goals of successfully entering the e-commerce and remittance markets. As such, Company may elect to extend this Offering (if applicable) and/or raise capital under a different equity issuance.

Company will also actively seek opportunities to enter the e-commerce market; however, due to the nature of commerce and the current banking relationship with cryptocurrencies and blockchain, the Company understands the difficulty in entering this market. As such, initial focus will be on capturing a small percent (0.2 - 1%) of the remittance market between the U.S. and Mexico (and/or other large U.S. remittance partners). Even one quarter of a percent of this market could allow for annual revenues exceeding $1.25 million. This is a company target within its first 2 years.

The company's success in partially capturing the remittance and/or e-commerce markets are key to its continued growth and ability to maintain liquidity without additional funding avenues. No success in either market can be guaranteed, regardless of company goals and targets.

Financial Milestones

The company is investing for growth and development and as such is generating net losses. Early stages of the company will pose the greatest challenges in terms of operational and liquidity issues, due to the increased costs associated with application and token development. Once the Company raises sufficient funds and completes its development and testing stage, continued operations will be easier to maintain.

Company will set aside a select amount of cash, as dictated by the CEO, as working capital and will plan to maintain its working capital account at all times. This will help ensure that, even during initial stages when company expects to burn cash quickly, the Company will maintain liquidity should an unexpected cost arise.

Future Company milestones include the following:

1) Raise $40,000 in this offering. At this point the Company would have sufficient funds to fully develop and test its application and utility token.

2) Raise $100,000 in this offering. At this point the Company would look to extend its offering and raise the maximum amount in order to continue raising funds to ensure it can market and grow accordingly.

3) Raise $350,000 in this offering. At this point the Company would greatly increase its marketing/educational campaigns and begin directly targeting select remittance and commerce markets to begin integrating its proprietary application and corresponding Moneda token into daily money transfers and online/mobile commerce transactions.

Liquidity and Capital Resources

The company is in early Startup phases and thus has minimal operating history. It is currently generating operating losses and requires the continued infusion of new capital to continue business operations and application development.

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. A successful raise now should provide necessary funds to develop the company's application and token, but additional funding round(s) may be required for Company's continued growth and expansion.

Through the end of calendar year 2018, the Company expects to burn through its cash relatively quickly in order to develop and test its application and utility token as well as to market and educate consumers about the new services being offered. Assuming the company achieves a raise amount of $107,000, it will have approximately $70,000 left (after fees and after developing its Monetran application). This capital will primarily be used for marketing purposes and salaries to ensure all team members can focus on Company development and is expected to last at least six (6) months. By that time, company will likely require additional capital.

The company may seek additional funding campaigns in order to infuse additional capital into the company and its application.

Additional Capital Resources: although the Company does not hope to use debt instruments beyond what is necessary, it may have at its disposal additional resourced to inject capital into the company, should cash and other liquid assets be running low. These resources may include a traditional bank loan secured by Company Class A

Members as well as a business line of credit.

Indebtedness

The Company has not had any material terms of indebtedness beyond its aforementioned Accounts Payable balance of $1,500 - due after sufficient funds have been raised through Regulation Crowdfunding.

Recent offerings of securities

None

Valuation

$1,000,000.00

The company's founder and the team are developing proprietary technology for a cryptocurrency exchange platform and token able to be used in everyday commerce. 2. The founder and CEO of the Company has applied for a provisional patent on the "method of providing stability to an asset." 3. The Company brings a diverse and experienced management team with expertise in blockchain development as well as traditional business functions, providing a keen ability to bridge the gap between new tech and existing markets. 4. The company has a highly scalable business model, with people from all over the world able to use its technology right from the beginning. 5. The cryptocurrency marketplace is maturing and is ready for decreased volatility and the ability to capitalize on promises made by existing tech. 6. The current value of Bitcoin relative to its token-price suggests an initial valuation of approximately $1.1 - 1.3 million. The current pre-money valuation of Monetran = price per unit x issued units to date.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
	Operating expenses,	Development of app,

Use of Net Proceeds:	marketing, salaries, further raises	marketing, salaries, operating expenses, further raises
R& D & Production	$0	$0
Marketing	$1,200	$12,840
Working Capital	$3,200	$10,740
Development of app	$0	$30,000
Salaries	$5,000	$47,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows:

The quoted price for the app which will supply all of the necessary features: $30,000. This will be among the company's first steps. After raising around $40,000 and conducting the necessary rolling close(s), the Company will begin developing the Monetran app and the correlating Moneda token. This process is expected to take approximately one (1) month for development and an additional two (2) weeks of testing and refining.

Salaries for the six (6) team members: $47,000. This amount will provide payment to Monetran team members for approximately six months.

Marketing of both the token and the company: $12,840. Company to focus marketing efforts in select area. First, social media marketing and ad-click campaigns (through Facebook, Google, etc) will be heavily utilized to help increase brand awareness and educate consumers on the new product. Second, the Company may target its marketing geographically to help enter specific international remittance markets. Additionally, Company may develop brief educational materials to help ensure consumers understand how to fully utilize and benefit from its products and services.

General operating capital: $10,740

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at the company website at www.monetran.com in the Annual Report section. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Monetran, LLC

[See attached]

I, Don Bielak, the CEO of Monetran LLC, hereby certify that the financial statements of Monetran LLC and notes thereto for the periods since inception, March 1 through December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Monetran LLC has not yet filed its federal tax return for 2018.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _9th of April, 2019____ (Date of Execution).

___Don Bielak_____(Signature)

____CEO / Manager____ (Title)

____04/09/2019_____(Date)

<u>MONETRAN LLC</u>

FINANCIAL STATEMENTS
(UNAUDITED)
FROM INCEPTION
AS OF AND FOR THE PERIOD
MARCH 1 - DECEMBER 31, 2018

MONETRAN LLC
Index to Financial Statements
(unaudited)
Since Inception

Disbursements = 23,907.96
Money to Asset Acct = 9,563.18

MONETRAN LLC
BALANCE SHEET
for the period March 1 through Dec 31, 2018
(unaudited)

	As of Dec 31, 2018
ASSETS	
Current Assets	
Bank Accounts	
Checking	$5,982.36
Total Bank Accounts	**$5,982.36**
Other Current Assets	
	$8,188.07
Startup Costs	
Fidelity Asset Acct	9,563.18
Total Other Current Assets	**$17,751.25**
Total Current Assets	**$23,732.98**
TOTAL ASSETS	**$23,733.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$1,500.00
Total Current Liabilities	**$1,500.00**
Total Liabilities	**$0.00**
Equity	
Members' Investments	$33,196.66
Retained Earnings	$0.00
Net Income	-$10,963.05
Total Equity	**$22,233.61**
TOTAL LIABILITIES AND EQUITY	**$23,733.61**

MONETRAN LLC

STATEMENTS OF OPERATIONS

for the period March 1 through Dec 31, 2018

(unaudited)

		Mar - Dec 2018
Income		
Revenue		
Sales		0.00
Other		0.00
Total Income	$	**0.00**
Cost of Goods Sold		
COGS		0.00
Total Cost of Goods Sold	$	**0.00**
Gross Profit	$	**0.00**
Expenses		
Advertising		1,621.98
Auto Expenses		0.00
Bank Service Charges		78.85
Commissions and Fees		4,647.41
Depreciation		0.00
Dues & Subscriptions		0.00
Insurance		0.00
Legal & Professional Fees		$2,500.00
Licenses and Permits		0.00
Meals & Entertainment		0.00
Office Supplies		0.00
Rent		0.00
Repairs & Maintenance		0.00
Travel		0.00
Utilities		0.00
Website		2,114.64
Total Expenses	$	**10,963.05**
Net Operating Income	$	**-10,963.05**
Other Expenses		
Interest Expense		
Total Other Expense	$	**0.00**
Net Other Expense	$	**0.00**
Net Income	$	**-10,963.05**

MONETRAN LLC
STATEMENTS OF CASH FLOWS
for the period March 1 through Dec 31, 2018
SINCE INCEPTION
(unaudited)

	Mar - Dec 2018
OPERATING ACTIVITIES	
Net Income	$-10,963.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Startup Costs	-$8,188.07
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$8,188.07**
Net cash provided by operating activities	**-$19,151.12**
FINANCING ACTIVITIES	
Accounts Payable	$1,500.00
Members' Equity	$23,908.59
Net cash provided by Financing activities	**$25,408.59**
INVESTING ACTIVITIES	
Owners' Investment	$9,288.07
Fidelity Asset Account	-$9,563.18
Net cash provided by investing activities	**-$275.11**
Net cash increase for period	**$5,982.36**

NOTE 1 – NATURE OF OPERATIONS

Monetran LLC was formed on March 26, 2018 ("Inception") in the State of Delaware. The financial statements of Monetran LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hockessin, DE.

Monetran LLC is a technology-based startup operating in the crypto-currency market. The company will be designing and deploying a block-chain based financial transaction application to help remedy existing problems in both crypto- and fiat-based transaction networks. The application will make use of Moneda (soon-to-be developed stable token), an asset-based token on the Stellar network. The Stellar platform combined with Monetran's application will allow users to transfer money, even micro-payments, in a matter of seconds for a nominal fee. Additionally, the use of the Byzantine Consensus Algorithm will allow for a vast amount of transactions with minimal energy usage compared to traditional mining procedures for existing block-chain networks and tokens. The company plans to establish this digital currency for everyday use in internet commerce and remittance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-

balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
Application downloads of the Monetran app are free, and the Company does not anticipate a future need of charging a fee for app downloads or account maintenance. However, use of the application for the purpose of transferring funds shall come with transaction fees as follows:
1) For domestic transactions – 1% of the total transaction amount (in U.S. Dollars) with the following exceptions: Company will charge a minimum of $0.10 per transaction and a maximum of $10.00 per transaction (not including any additional fees).
2) For international transactions – 2% of the total transaction amount (in U.S. Dollars) with the following exceptions: Company will charge a minimum of $2.00 per international transfer and a maximum or $20.00 international transfer (not including any additional fees).

The Company will recognize revenues from when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
Although a Limited Liability Company (LLC), the Company is taxed as a Partnership, the pass-through option for a multimember LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state tax authorities.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company is not currently under any debt obligations. It's only outstanding liability is as represented in Company's Accounts Payable.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
Pursuant to the Company's Second Amended and Restated Operating Agreement dated September 27, 2018, Monetran LLC has authorized the issuance of two (2) classes of LLC Units, Class A and Class B, with the following characteristics:

- Class A Units
  - ***Voting***. Holders of Class A Units are granted one (1) vote per Unit. Any Class A Member may call for a meeting of the Members and, if approved by holders of a majority of Class A Units, such meeting shall be granted and held within a reasonable time. Only Class A Members may attend these meetings and will be allowed to vote on such matters of Company's management, strategy, and key business decisions.
  - ***Economics***. Holders of Class A Units will participate in distributions of Available Cash on a pro rata basis in accordance with the number of Units held, with Class A and Class B Units treated as a single class.
- Class B Units
  - ***Voting***. Holders of Class B Units are not entitled to any voting rights.
  - ***Economics.*** Holders of Class B Units will participate in distributions of Available Cash on a pro rata basis in accordance with the number of Units held, with Class A and Class B Units treated as a single class.

As of the date of this financial review, the Company has issued a total of 1,000,000 Class A Units, with 100% of them being held by Don Bielak. The company has authorized, but not yet issued, Class B Units as outlined in its Regulation Crowdfunding offering.

The Company may, at any point with the approval of holders of a majority of Class A Units, issue additional LLC Units, whether Class A or Class B or a new class altogether, subject to applicable law.

NOTE 6 – RELATED PARTY TRANSACTIONS

Company has not engaged in any related-party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 30, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



MONETRAN is pending **StartEngine Approval.**

0

Investors

$0.00

Raised of $10K - $107K goal

♡



MONETRAN
"The Holy Grail of Cryptocurrencies"

● Small OPO   🏠 Hockessin, DE   🏷 Technology
⊕ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Moneda: The token that can do it all!

Invest in MONETRAN



AT LAST, A CRYPTOCURRENCY THAT CAN DO WHAT THE OTHERS CAN'T

It seems that only a handful of cryptocurrencies get all the hype and attention - we all know who they are. But do they really deserve it? For the most part we believe they're slow, overpriced, unstable, and incapable of providing the features that are needed to serve as an everyday medium of exchange. **Moneda is different.** To be built on the Stellar network, it's been designed to reward investors and to enable fast, economical transactions of any amount - big or small - even those under $1.

The original cryptocurrency, Bitcoin, was designed to be a trustless, peer-to-peer electronic cash system. Unfortunately, many unforeseen problems arose from Bitcoin's use and popularity. Among these problems are speed, economy, stability, and scalability, which were all compromised with the expanded use of the coin. In addition, virtually all other cryptocurrencies suffer from at least one, and usually more than one, of these deficiencies.



We believe that only a cryptocurrency which is stable and can provide the necessary speed, scalability, and cost effectiveness elements will prove suitable for use as an everyday currency.

The primary objective of the Monetran project has been to develop a stable token which can be used in everyday commerce, including for micropayments of $1 or less. The token will be designed not only to maintain its value, but to steadily increase in value over time. It will be backed by a portfolio of tangible assets and be redeemable for a portion of the account that reflects the number of tokens in circulation.

In short, we believe this token – called Moneda – will deliver all of the features a cryptocurrency would need in order to be considered as the favored medium of exchange for Internet transactions.



To be built on the incredibly fast Stellar network, Moneda will enjoy all of the benefits that platform has to offer, including swift and secure transactions, economical transfers, and conversions from one currency to another.

The parameters of the Moneda token have been established, however the token has not yet been created because the Stellar Network requires that

tokens created through their protocols must be immediately listed on their market, the Stellar Decentralized Index, or SDEX.

Future plans call for the establishment of a funds transfer network with a primary emphasis on remittances, which are at this point in time a global market worth nearly $600 billion and growing.



Equity offering available to U.S. investors under SEC Reg. CF rules.

Don Bielak | Founder and CEO

The Offering

Investment

$1.00/Class B Unit | When you invest you are betting the company's future equity value will exceed $1.1M.

Perks

Right to Receive Moneda Tokens:

The Offering includes the right to receive, one (1) Moneda Token for every $1 invested.

For example, an investment of $500 would entitle the investor to 500 Moneda Tokens.

In addition, the following bonuses will apply:

Bonuses

$1,000 — If you invest $1,000, you will receive an additional 10% Moneda Tokens. (a $1,000 investment = 100-Token bonus)

$2,500 — If you invest $2,500, you will receive an additional 12% Moneda Tokens. (a $2,500 investment = 300-Token bonus)

$10,000 — If you invest $10,000, you will receive an additional 14% Moneda Tokens. (a $10,000 investment = 1,400-Token bonus)

Additional Bonus to early investors — this bonus will be added to the total number of Moneda Tokens authorized, including any volume bonus noted above. Minimum investment to qualify for this bonus is $500

  Invest within the first seven (7) days of the Offering = 10% bonus tokens

  Invest within the first fourteen (14) days of the Offering = 6% bonus tokens

  Invest within the first twenty one (21) days of the Offering = 3% bonus tokens

After the first three (3) weeks (21 days), no "Additional Bonus" will be applied. The volume-based perks will still apply throughout the entire Offering.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

See Offering Summary below for additional terms.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Moneda Token

Description: Moneda Tokens will be built on the Stellar Blockchain platform and function as the primary medium of exchange usable within our own proprietary Monetran application. Through the Monetran network, Moneda Tokens may be used for money transfers and commerce payments as a medium of exchange between any individual(s) and firm(s) which accept such a payment method. The Monetran application will be used to transfer Moneda between users as well as convert Moneda Tokens to applicable fiat currency.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

Our mission is to establish a digital currency for everyday use in Internet commerce. We intend to ensure that the currency has tangible value and that people everywhere will find it desirable for transactions. We believe that, ultimately, our efforts will result in a cheaper, faster, more flexible method of transferring funds, bringing benefit to people the world over. Moreover, we believe that the mining portion of blockchain technology is a wasteful process which can be replaced by eliminating that procedure in favor of the Byzantine Consensus Algorithm model, which was refined by the Stellar network and adopted by Monetran.

Social & Environmental Responsibility

Millions of people in the world lack access to financial systems

Although Monetran expects its native token, Moneda, to gain universal acceptance in the first world, it also intends to make its system available to those in the developing and third world countries. Many inhabitants of those areas lack access to financial systems which many of us take for granted. **We believe the Monetran system, taking advantage of the many features of the Stellar Network, will make swift, economical transactions available to millions of people** who previously had to deal with slow and expensive transfers of funds, which is part and parcel of most existing processors.

According to statistics supplied by the World Bank, the average $200 remittance in these areas is subject to approximately 7% in fees, or almost $14. The Monetran system, enabled by the Stellar network, expects to be able to transfer $200 nearly anywhere in the world in a matter of seconds at a cost that is 70% less.





Cryptocurrency mining wastes valuable resources

Typical blockchains require a vast amount of energy to verify or "mine" transactions. **It is estimated that by February 2020, mining** the leading cryptocurrency alone **will use as much electricity as the entire *world* does today.** When all other cryptocurrencies that require mining are factored in, the electrical drain is absolutely mind boggling.

The Monetran system will be built on the Stellar Network, which utilizes a Federated Byzantine Agreement to reach consensus, thereby eliminating the need for mining. No matter how popular Moneda gets, we believe it will not waste a single watt of one of the world's most precious resources.

The Monetran App



Intended for an easy user experience, the Monetran App will allow users to send money internationally or domestically using federation ID's. **Forwarding money will be as simple as entering an email address.**

The Stellar Network enables lightning fast transfers and transactions - in excess of 1,000 per second. Sending funds from one federation ID to another only takes approximately 2-5 seconds. No more standing in lines or waiting for hours to receive your funds.

The Monetran App will charge a fee that is up to 70% less than the



competition when you send money domestically. This translates into huge savings on Internet payments. **Also, the majority of the fees will be deposited into the asset account backing Moneda, yet another benefit to the holders of Moneda tokens.**

The Monetran App will be modeled after RocRemit's funds transfer app called ToNaira. ToNaira was developed by Gbolahan Onadeko, who won an award from Stellar for his creation. Onadeko will lead the development of Monetran's App as a true expert on the Stellar protocols.



Federation IDs will make sending money as easy as sending an email

The Stellar network will enable many of Monetran's finest features



The many advantages of Monetran / Moneda

- The Stellar network will enable transactions in 2-5 seconds
- Moneda will be backed by a portfolio of financial instruments
- Will provide very economical transaction fees
- The price of Moneda will be enhanced by regular token burns
- Will enable micropayments - even those less than $1.
- Will provide token stability benefiting customers and merchants
- Moneda will function as a store of value and increase gradually
- Will enable P2P international transfers including conversions
- Trading of Moneda will be available on Stellar's Sdex exchange
- Will not require mining which wastes valuable resources

How Moneda Stacks Up Against Top Cryptocurrencies

The top three cryptocurrencies in existence today have a combined market cap of more than $200 billion - yes, billion with a "B." However, they all share several alarming features. **All of them are very expensive to use, none of them can enable micropayments, and not a single one of them are backed by anything of value.** In addition, none of the leading tokens are redeemable, which is a big reason why they suffer from destabilizing swings in price. If all that isn't enough, none can serve as a real store of value.

Moneda comes up big in every one of the categories that are necessary to make a cryptocurrency a solid investment.

Monetran has a big advantage over the leading cryptocurrencies. Because they were established in the early days of digital currency, they cannot take advantage of the technology which was developed subsequently. In short, the Big Three may have been the first but, ironically, that is precisely what will always keep them from being the best.

Sources: 1/19/2018 Mindinventory.com   3/09/2018 BGR.com
6/08/2018 Stocksgazette.com   4/26/2018 Forbes.com
12/08/2017 Captainalt.com   No Date Worldcryptoindex.com
3/20/2018 Medium - thebitfort 5/14/2018 Forbes.com
5/14/2018 AmbCrypto.com   1/18/2018 Medium.com

	MONEDA Monetran	Bitcoin	ETHER Ethereum	XRP Ripple
Scalable	✓	NO	NO	NO
Stable	✓	NO	NO	✓
Low Fees	✓	NO	NO	✓
Swift Transactions	✓	NO	NO	NO
Micropayments	✓	NO	NO	✓
Asset Backed	✓	NO	NO	NO
Store of Value	✓	NO	NO	NO
Redeemable	✓	NO	NO	NO



Redeemable Tokens

Holders of Moneda tokens will have the option of having them redeemed directly from



Token Burns

The process of burning – basically destroying – tokens is something a cryptocurrency company does to



Asset Backed

Moneda will be backed by a fully transparent, actively managed portfolio of financial assets.



Future of Monetran

Because there is evidence of an underserved remittance market, in the future Monetran plans to embark on a mission to use

Monetran.

Making Moneda redeemable accomplishes a couple of important things.

First, it provides liquidity. We believe Moneda holders will never have to worry if there will be a buyer for their tokens.

Second, it promotes stability of token price. Because Moneda tokens will be redeemed at a price which is determined by the principal in the asset account, those who buy and sell on the exchanges will have a built-in reference of what the approximate market price should be. Because token holders will have the option of redeeming their tokens with Monetran, there should be no significant difference in price between the open market and the redemption price, although tokens traded on the open market should be slightly higher due to the likelihood that future increases will be factored in.

increase the scarcity of their tokens. It can be done to reward token holders or simply because it is part of the operating agreement, such as a post ICO burn to eliminate any leftover tokens.

When a token becomes more scarce, in theory its price should increase because the demand for such tokens remains the same while the supply is decreased.

The process for burning tokens is fairly simple. The tokens to be destroyed are sent to an address which has a private key that is unobtainable, thereby rendering them impossible to retrieve or spend.

Monetran plans to remove any profits earned by the asset account on a quarterly basis and to use those funds to buy Moneda on the open market. **Those tokens will be burned, thereby increasing the scarcity which we believe will very likely trigger an increase in token price.**

40% of the proceeds from any funding campaign will go directly into "seeding" the asset account. This will ensure that Moneda tokens are backed by tangible assets from its inception and will ensure that Moneda has intrinsic value.

The asset account has been established with Fidelity Investments, one of America's most trusted providers of financial services. The objective will be to preserve capital and to seek a reasonable rate of return. Plans call for investment in conservative instruments such as corporate and municipal bonds, U.S. treasuries, etc. A small amount of precious metals may be added as a hedge.

Monetran will always attempt to have a profit at the end of each quarter in order to purchase Moneda on the open market and to subsequently burn them which should enhance the price of the token.

embark on a mission to use Moneda and the Monetran system to compete for a section of that business.

According to statistics from the World Bank, the average $200 remittance is subject to nearly 7% in fees, almost $14. The Monetran system, enabled by the Stellar network, will be able to transfer $200 nearly anywhere in the world in a matter of seconds for a fee that is 70% less. Regarding the problem of cost, Monetran / Moneda is obviously the solution.

Our first foray into the remittance market should likely be the USD / Mx. Recent statistics show that the total amount of USD sent to Mexico as remittances was nearly $30 billion in a year's time.

A 3% market penetration would translate to nearly $1 billion in business with commissions, based on Monetran's fee schedule, that would yield revenues of $20 million.

It takes a great team to build a great project



One of the strongest points of Monetran is the team that is building it.

Here are some briefs on our key team members:

Jonathan Fuller - (Senior Advisor to the CEO) Graduated from Purdue with a degree in Business Administration with a concentration in corporate finance and marketing; currently enrolled in an MBA program at George Washington University. Served five years in the Marine Corps, earning two medals for leadership while in theater in Iraq.

David Olszewski - (Chief Technical Officer) Graduated from Hamburg University with a Masters degree in computer science. Has launched two successful startups and also has decades of experience in product development. Has been granted seven patents for computer systems and applications. Among his specialties are DevOps and mobile integration.

Ron Robinson - (Chief Information Officer) Earned a degree in Communications & Marketing from the University of Tulsa. Has been involved in 100+ political campaigns across the country in a communications capacity. Is a nationally renowned expert in video and digital operations. Has also demonstrated advanced knowledge in communications security.

Don Bielak - (Chief Executive Officer) Comes into the Monetran Project after years of experience as the Publicity and Media Relations Director for a New Jersey sports venue. Secured national media coverage in Sports Illustrated, ESPN, and NBC, among others, for his company. Is an alumnus of Thomas Edison State University where he majored in communications.

Nadia Chilmonik - (Systems Analysis Advisor) Holds a degree from George Washington University in Systems Engineering. Expert in designing and coding algorithms. Is a member of NASA Datanauts where she collaborates with NASA data scientists.



Daina Behe - (Social Media Manager) Earned a degree in Integrated Marketing Communications from West Virginia University. Expert in social media copywriting and management. Has experience in UX/UI design. Is proficient in graphic design.





Founded in 1832, WSFS is one of America's oldest financial institutions and is the bank where Monetran's main business account has been established.



Monetran has established its asset account with Fidelity Investments, long renowned as one of the world's most trusted providers of financial services.

Invest in Monetran Today!

THE HOLY GRAIL OF CRYPTOCURRENCIES HAS ARRIVED!

We believe no cryptocurrency to date can be widely accepted for making payments over the Internet. Latency, expense, and instability have been insurmountable problems, and virtually all existing cryptocurrencies suffer from at least one, and often more than one, of these problems.

Here we have introduced Moneda, an asset-backed, redeemable stable token which will be issued by Monetran for use on the Stellar network.



Moneda will be transfused with tangible value from its inception, with a viable plan to increase its value over time. It will be redeemable - something that no American currency has been since the days of the gold standard. Because it will be built on the lightning fast Stellar network, Moneda will enable swift, secure, economical transfers and transactions for any amount, large or small, either domestically or internationally. Moneda should be stable and therefore beneficial to both customers and merchants. It will be very economical for those sending remittances and other money transfers, especially in the under-developed parts of the world.

In short, Moneda has been designed to encompass all of the qualities that any currency, digital or otherwise, should have to be accepted as a universal medium of exchange.

The Monetran system will extract transaction fees whenever Moneda is used to make payment through the Internet and, with significant economic activity passing through it every year, **Monetran will have a great opportunity for rapid growth!**

Now *you* can be a part of the revolution in Internet commerce that Monetran is spearheading. Don't be a spectator. Latch on and ride the wave... *invest in Monetran today!*



Our team stands ready to complete the greatest improvement in the field of cryptocurrency payments - the Monetran / Moneda project!



Monetran is Formulated

Investigations into blockchains and cryptocurrencies reveal



Monetran, LLC is Registered



New Logo is Unveiled





Moneda to Gain in Popularity (ANTICIPATED)

Moneda, the redeemable stable



Monetran to Expand Internationally (ANTICIPATED)

Plans call for entrance into the international



serious deficiencies. Remedies are researched. Solutions are identified. The Monetran system is formulated.

On 3/26/18, Monetran, LLC is approved for registry under the laws of the State of Delaware, USA

A shiny gold upgrade replaces the temporary Monetran aqua logo as a company identity begins to take shape.

Launched on StartEngine

Now YOU can own a part of our company!

redeemable stable token of Monetran, will be marketed as the universal medium of exchange for all Internet purchases, large or small.

into the international remittance market - a market worth $600 billion and growing. (Source: The World Bank)

December 2017   **March 2018**   **April 2018**   **August 2018**   November 2018   Q1 2019

February 2018   **March 2018**   **April - July 2018**   October 2018   December 2018

Monetran Chooses Stellar

A comparison of various platforms shows that the speed, scalability, and cost effectiveness of the Stellar network make it the best possible choice for funds transfer.

Work Begins on Website & Whitepaper

Team members get to work so that the world can get the scoop on the most disruptive project to come along in years... MONETRAN!

Monetran Team is Solidified

A painstaking search for top talent results in an experienced, dynamic group of team members dedicated to make Monetran the great success story of the year!

Monetran App will be Built and Tested (ANTICIPATED)

The Monetran App, which will enable swift, economical transfer of funds, will be built on the Stellar network and tested in anticipation of a November launch.

Monetran to Target Major Retailers (ANTICIPATED)

Moneda will be marketed to major retailers in order to gain a foothold as the currency of the Internet.

Meet Our Team



Don Bielak
Founder / CEO / Manager

Don Bielak has served as the full time Monetran Manager, CEO, and Founder for the past nine months after years of experience as the Publicity and Media Relations Director for FR Park Racing in New Jersey from 1993-2017. He secured national media coverage in Sports Illustrated, ESPN, and NBC, among others, for his company. Don is an alumnus of Thomas Edison University where he majored in communications.





Jonathan Fuller
Senior Advisor to CEO

Graduated from Purdue University with a degree in Business Administration with a concentration in Corporate Finance and Marketing; is currently enrolled in an MBA program at George Washington University. Served five years with the



Dave Olszewski
Chief Technology Officer

Graduated from Hamburg University with a Master's degree in computer science. Has launched two successful startups and has decades of experience in product development. Has been granted seven patents for computer



Ron Robinson
Chief Information Officer

Earned a degree in Communications & Marketing from the University of Tulsa. Has been involved in 100+ political campaigns across the country in a communications capacity. Is a nationally renowned expert in video and digital



Daina Behe
Social Media Manager

Obtained a degree in Integrated Marketing Communications from West Virginia University. Is an expert in social media copywriting and management, having directed numerous campaigns for a variety of clients. Is proficient in

United States Marine Corps, earning two medals for leadership while in theater in Iraq. Fuller Real Estate Solutions, LLC, Founder and CEO, Jan. 2018 - present, part time U.S. Marine Corps / Sergeant, 2012 - 2017, Full Time

systems and applications. His specialties are DevOps and mobile integration. Work history: Director of Product Management, Flex, 2016 -2018 Full time Senior Product Manager, Hewlett - Packard, 2012 - 2016 Full time| CTO, Monetran - June 2018 - present - part time for 10 hrs. per week

operations. Has advanced knowledge in communications security. National Digital Director for Draft Dr. Ben Carson Committee, 2013 - 2016, Full Time Founder-Procinct.net, 2010 - present, Full Time | CIO, Monetran - June 2018 - present - part time for 10 hrs. per week

graphic design. Has experience in database maintenance. Proficient in web and UX/UI design. Has experienced in dynamic marketing and developing brand identity.








Nadia Chilmonik
Systems Analysis Advisor

Holds a degree from George Washington University in Systems Engineering. Expert in designing and coding algorithms. Is a member of NASA Datanauts where she collaborates with NASA data scientists. Has experience in blockchain technology and programming. Has been described as an extremely adaptable, task-oriented data scientist





Patricia Walterick
IT Advisor

Is a graduate of William and Mary College and holds degrees in both Psychology and Kinesiology. Also holds a Masters in Education from Goddard College where she focused her studies on technology in Education and E-Learning design. Is a professional web developer and digital marketer for many clients where she designs, develops and manages websites; optimizes user interfaces; manages SEO and marketing campaigns.





Gbolahan Onadeko
Systems Development Advisor

Earned a Masters Degree from the National Institute of Information and Technology in Nigeria. Developer of ToNaira, a remittance portal which won an award from the Stellar Build Challenge. Is a qualified expert in Stellar and related protocols. Will be instrumental in the design and creation of the Monetran app.



Offering Summary

Maximum 107,000* Class B Units ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 Class B Units ($10,000)

Company	Monetran
Corporate Address	501 Pershing Ct., Hockessin, De
Description of Business	An asset-backed cryptocurrency combined with a funds transfer component
Type of Security Offered	Class B Units (the "Securities") and Moneda Tokens (the "Tokens")
Purchase Price of Security Offered	$1 per Class B Unit
Minimum Investment Amount (per investor)	$250.00

Perks*

<u>Right to Receive Moneda Tokens:</u>

The Offering includes the right to receive, one (1) Moneda Token for every $1 invested. For example, an investment of $500 would entitle the investor to 500 Moneda Tokens.

In addition, the following bonuses will apply:

Bonuses

$1,000 — If you invest $1,000, you will receive an additional 10% Moneda Tokens. (a $1,000 investment = 100-Token bonus)

$2,500 — If you invest $2,500, you will receive an additional 12% Moneda Tokens. (a $2,500 investment = 300-Token bonus)

$10,000 — If you invest $10,000, you will receive an additional 14% Moneda Tokens. (a $10,000 investment = 1,400-Token bonus)

Additional Bonus to early investors — this bonus will be added to the total number of Moneda Tokens authorized, including any volume bonus noted above. Minimum investment to qualify for this bonus is $500

Invest within the first seven (7) days of the Offering = 10% bonus tokens

Invest within the first fourteen (14) days of the Offering = 6% bonus tokens

Invest within the first twenty one (21) days of the Offering = 3% bonus tokens

After the first three (3) weeks (21 days), no "Additional Bonus" will be applied. The volume-based perks will still apply throughout the entire Offering.

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

<u>Terms of Tokens</u>

Moneda Token

Description: Moneda Tokens will be built on the Stellar Blockchain platform and function as the primary medium of exchange usable within our own proprietary Monetran application. Through the Monetran network, Moneda Tokens may be used for money transfers and commerce payments as a medium of exchange between any individual(s) and firm(s) which accept such a payment method. The Monetran application will be used to transfer Moneda between users as well as convert Moneda Tokens to applicable fiat currency.

- **Initial Blockchain:** Stellar
- **Migration to Alternative Blockchain:** None planned
- **Expected Network Launch date:** 12/1/18

- **Total amount of Tokens authorized for creation:** 60,000,000 (subject to change without notice)
- **Amount of Tokens or Rights to Tokens already issued:** None
- **Will they be listed on Exchanges:** The token is currently intended to be listed on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.
  - **if so, which:** Stellar Decentralized Exchange

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Class B Units and the Moneda tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Monetran will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. holders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine holders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 units at $1/ unit, you will receive 10 bonus unit, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

MONETRAN LLC

A Delaware Limited Liability Company

dated as of September 27, 2018

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

This Second Amended and Restated Limited Liability Company Agreement of Monetran LLC, a Delaware limited liability company (the "**Company**"), is entered into as of September 27, 2018 (the "**Effective Date**") by and among the Company, the Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement pursuant to the terms herein.

The Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on March 26, 2018 (the "**Certificate of Formation**").

Effective as of July 31, 2018, the initial Members of the Company entered into a Limited Liability Company Agreement of Monetran LLC (the "**Original Agreement**").

Effective as of September 15, 2018 the Members of the Company entered into an Amended and Restated Limited Liability Company Agreement, amending and restating the Original Agreement in its entirety (the "**First Amended Agreement**").

The Members wish to amend and restate the First Amended Agreement effective as of the Effective Date and to continue the Company as set forth in this Agreement.

NOW, THEREFORE, the Members agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1   DEFINITIONS. Capitalized terms used herein and not otherwise defined shall have the meanings when used in this Agreement:

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

> (a)   crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

> (b)   debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable

income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Agreement**" means this Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Available Cash**" means, with respect to a Fiscal Year or other period, all cash received by the Company other than Capital Contributions, including income, dividends, distributions, interest and proceeds from the disposition of company assets, to the extent that such cash exceeds, for the same period, the sum of (i) Company expenses and capital expenditures, (ii) amounts paid or payable in respect of any loan or other indebtedness of the Company and (iii) the amount of such reasonable reserves the Manager deems necessary for any Company needs (or those mandated by law, contract or the Company's indebtedness).

"**BBA**" means the Bipartisan Budget Act of 2015.

"**BBA Procedures**" has the meaning set forth in Section 11.3.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

> (a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c)   the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

(i)   the acquisition of additional Units in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii)   the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g);

provided, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Capital Account**" has the meaning set forth in Section 5.3.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Cause,**" means:

(a)   fraud or embezzlement;

(b)   a material breach of this Agreement which is incapable of cure, or, in the event such breach is capable of cure, remains uncured after 30 days from the date written notice of such breach is provided by the Company to such Member; or

(c)   any conviction of any other criminal act or act of material dishonesty, disloyalty or misconduct that has a material adverse effect on the property, operations, business or reputation of the Company.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Class A Member**" means a Member who holds Class A Units, in his capacity as a holder of such Units.

"**Class A Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Class A Units" in this Agreement.

"**Class B Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Class B Units" in this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the introductory paragraph.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"**Company Opportunity**" has the meaning set forth in Section 10.2.

"**Confidential Information**" has the meaning set forth in Section 10.1(a).

"**Covered Person**" has the meaning set forth in Section 13.1(a).

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, *et seq.*, and any successor statute, as it may be amended from time to time.

"**Distribution**" means a distribution made by the Company whether by cash, property or securities of the Company, and whether by Liquidation Distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any Units; (b) any recapitalization or exchange of securities of the Company; or (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units.

"**Effective Date**" has the meaning set forth in the preamble.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Class A Members based on such factors as the Class A Members, in the exercise of their reasonable business judgment, consider relevant.

"**Family Members**" has the meaning set forth in Section 9.2.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Liquidation Distribution**" means distributions in respect of any Liquidation Event.

"**Liquidation Event**" means the occurrence of any of the following: (i) the sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company to a third party, (ii) an event of dissolution of the Company, or (iii) the occurrence of any other event that makes it unlawful, impossible or impractical to carry on the business of the Company.

"**Liquidator**" has the meaning set forth in Section 12.3(a).

"**Losses**" has the meaning set forth in Section 13.3(a).

"**Manager**" means, initially, Don Bielak, or such other Person as may be appointed or become the Manager pursuant to the terms of this Agreement.

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof and (b) and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.1.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable,

(a) to a distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to a distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. Membership Interests in the Company are represented by issued and outstanding Units.

"**Misallocated Item**" has the meaning set forth in Section 6.5.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

> (a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

> (b)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under *Treasury Regulation Section 1.704-1(b)(2)(iv)(i)* as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

> (c)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

> (d)   any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with *Treasury Regulation Section 1.704-1(b)(2)(iv)(g)*;

> (e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

> (f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(*m*), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Officers**" has the meaning set forth in Section 8.5.

"**Other Business**" has the meaning set forth in Section 10.2.

"**Partnership Representative**" has the meaning set forth in Section 11.3.

"**Permitted Transfer**" means a Transfer of Class A Units or Class B Units carried out pursuant to Section 9.2.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Qualified Member**" has the meaning set forth in Section 11.2.

"**Regulatory Allocations**" has the meaning set forth in Section 6.2(d).

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Tax Matters Member**" has the meaning set forth in Section 11.3.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units owned by a Person. "Transfer" when used as a noun shall have a correlative meaning. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unallocated Item**" has the meaning set forth in Section 6.5.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Class A Units and the Class B Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

Section 1.2 **INTERPRETATION.** For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this

Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE 2
ORGANIZATION

Section 2.1   FORMATION.

(a)   The Company was formed on March 26, 2018, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware. The Original Agreement was entered into effective as of March 26, 2018. This Agreement amends, restates and supersedes the Original Agreement in its entirety.

(b)   This Agreement shall constitute the "Limited Liability Company Agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.2   NAME. The name of the Company is "Monetran LLC" or such other name or names as the Manager may from time to time designate; *provided*, that the name shall always

contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC."

Section 2.3   PRINCIPAL OFFICE. The principal office of the Company is located at 501 Pershing Ct., Hockessin, DE 19707, or such other place as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 2.4   REGISTERED OFFICE; REGISTERED AGENT.

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b)   The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 2.5   PURPOSE; POWERS.   The Company may engage in any lawful act or activity for which limited liability companies may be formed under the Delaware Act and to engage in any and all activities necessary or incidental thereto. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.6   TERM. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

ARTICLE 3
UNITS

Section 3.1   UNITS GENERALLY. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses, the amount and series of Units held by them, and the consideration provided in exchange for their Units (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A**.

Section 3.2   AUTHORIZATION AND ISSUANCE OF CLASS A UNITS. Subject to compliance with Section 8.2, the Company is hereby authorized to issue a class of Units designated

as Class A Units. As of the date hereof, 1,000,000 Class A Units are issued and outstanding to the Members in the amounts set forth on the Members Schedule opposite each Member's name.

Section 3.3   AUTHORIZATION AND ISSUANCE OF CLASS B UNITS. Subject to compliance with Section 8.2, the Company is hereby authorized to issue a class of Units designated as Class B Units. As of the date hereof, 0 Class B Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name.

Section 3.4   OTHER ISSUANCES. In addition to the Class A Units and Class B Units, the Company is hereby authorized, subject to compliance with Section 8.2, to authorize and issue or sell to any Person any new type, class or series of Units not otherwise described in this Agreement, including Units designated as classes or series of the Class A Units or Class B Units but having different rights. The Manager is hereby authorized, subject to Section 14.9, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such new interests, including the number of such new interests to be issued, the preference (with respect to Distributions, Liquidation Distributions, or otherwise) over any other Units and any contributions required in connection therewith.

Section 3.5   CERTIFICATION OF UNITS.

(a)   The Manager in his sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b)   In the event that the Manager issues certificates representing Units in accordance with Section 3.5(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE 4
MEMBERS

Section 4.1   **ADMISSION OF NEW MEMBERS.**

(a)   New Members may be admitted from time to time (i) in connection with an issuance of Units by the Company, subject to compliance with Article 3 and the provisions of Section 8.2 and (ii) in connection with a Transfer of Units, subject to compliance with the provisions of Article 9, and in either case, following compliance with the provisions of Section 4.1(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written counterpart of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued the applicable Units. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.3.

Section 4.2   **NO PERSONAL LIABILITY.** Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 4.3   **NO WITHDRAWAL.** A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Delaware Act. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

Section 4.4   **DEATH.** The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be

Transferred to such Member's heirs; *provided*, that within a reasonable time after such Transfer, the applicable heirs shall sign a written counterpart of this Agreement.

Section 4.5   VOTING. Except as otherwise provided by this Agreement (including Section 8.2 and Section 14.9) or as otherwise required by the Delaware Act or Applicable Law:

(a)   each Member is entitled to one vote per Class A Unit on all matters upon which the Members have the right to vote under this Agreement; and

(b)   the Class B Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

Section 4.6   MEETINGS.

(a)   ***Calling the Meeting.*** Meetings of the Members may be called by (i) the Manager or (ii) a majority of the Class A Members. Only Class A Members shall have the right to attend meetings of the Members.

(b)   ***Notice.*** Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered reasonably in advance of each meeting to each Class A Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Class A Members may hold meetings at the Company's principal office or at such other place as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   ***Participation.*** Any Class A Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   ***Vote by Proxy.*** On any matter that is to be voted on by Members, a Member may vote in person or by proxy, and such proxy may be granted in writing or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Class A Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

Section 4.7   QUORUM. A quorum of any meeting of the Members shall require the presence of holders of a majority of the Class A Units. Subject to Section 4.8, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.8, no

action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of a majority of the Class A Members.

Section 4.8   ACTION WITHOUT MEETING. Notwithstanding the provisions of Section 4.7, any matter that is to be voted on, consented to or approved by Class A Members may be taken without a meeting, without prior notice and without a vote if consented to by a Member or Members holding not less than the requisite percentage of Class A Units required to approve or consent to such action. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Section 4.9   POWER OF MEMBERS. Except as otherwise specifically provided by this Agreement or required by the Delaware Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.10   NO INTEREST IN COMPANY PROPERTY. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE 5
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 5.1   INITIAL CAPITAL CONTRIBUTIONS. Contemporaneously with the execution of this Agreement, each Member has made the Capital Contribution or contribution of services or property, and is deemed to own the number and class of Units, as set forth opposite such Member's name on the Members Schedule.

Section 5.2   ADDITIONAL CAPITAL CONTRIBUTIONS.

(a)   No Member shall be required to make any additional Capital Contributions to the Company.

(b)   No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

(c)   To the extent that a Member makes an additional Capital Contribution to the Company, the Manager shall revise the Members Schedule to fairly and equitably reflect the value of its additional Capital Contribution in relation to the aggregate amount of all Capital Contributions made by the Members.

Section 5.3   MAINTENANCE OF CAPITAL ACCOUNTS. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and

records in accordance with this Section 5.3. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions, including such Member's initial Capital Contribution;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to Article 6; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property distributed to such Member pursuant to Article 7 and Section 12.3(c);

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to Article 6; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

Section 5.4   SUCCESSION UPON TRANSFER. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 6.4, shall receive allocations and Distributions pursuant to Article 6, Article 7 and Article 12 in respect of such Units.

Section 5.5   NEGATIVE CAPITAL ACCOUNTS. In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 5.6   NO WITHDRAWALS FROM CAPITAL ACCOUNTS. No Member shall be entitled to withdraw any part of his or her Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating

items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

Section 5.7   TREATMENT OF LOANS FROM MEMBERS. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 5.3(a)(iii), if applicable.

Section 5.8   MODIFICATIONS. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications.

ARTICLE 6
ALLOCATIONS

Section 6.1   ALLOCATION OF NET INCOME AND NET LOSS. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.2, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Section 12.3(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 12.3(c), to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 6.2   REGULATORY AND SPECIAL ALLOCATIONS. Notwithstanding the provisions of Section 6.1:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.2(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.2(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 6.2(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   The allocations set forth in paragraphs (a), (b) and (c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article 6 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 6.3   TAX ALLOCATIONS.

(a)   Subject to Section 6.3(b) through Section 6.3(e), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury

Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   The Company shall make allocations pursuant to this Section 6.3 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f)   Allocations pursuant to this Section 6.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

Section 6.4   ALLOCATIONS IN RESPECT OF TRANSFERRED UNITS. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of Article 9, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

Section 6.5   CURATIVE ALLOCATIONS. In the event that the Tax Matters Member determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this Article 6 (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Manager may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided, further*, that no such allocation shall have any material effect on the amounts distributable

to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

ARTICLE 7
DISTRIBUTIONS

Section 7.1   GENERAL.

(a)   Subject to Section 7.1(b) and Section 7.2, the Manager shall have discretion regarding the amounts and timing of Distributions of Available Cash to Members, including to decide to forego payment of Distributions.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate § 18-607 of the Delaware Act or other Applicable Law.

Section 7.2   PRIORITY OF DISTRIBUTIONS. Subject to the priority of Distributions pursuant to Section 12.3(c), if applicable, all Distributions of Available Cash determined to be made by the Manager pursuant to Section 7.1 shall be made to Members pro rata in accordance with their holdings of Units, with all Units treated as a single class.

Section 7.3   DISTRIBUTIONS IN KIND. In the event of a Distribution of Company property, such property shall for all purposes of this Agreement be deemed to have been sold at its Fair Market Value and the proceeds of such sale shall be distributed to the Members in accordance with Section 7.2.

ARTICLE 8
MANAGEMENT

Section 8.1   MANAGEMENT GENERALLY. Except as set forth in Section 8.2 or Section 8.2(i), and unless the vote, consent, or approval of Class A Members is required by the terms of this Agreement or the Delaware Act, the business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Manager, and the Manager shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as he may in his sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

Section 8.2   MEMBER DECISIONS. In addition to any other requirements set forth in this Agreement, the following actions will require consent of holders of a majority of the issued and outstanding Class A Units:

(a)   Any amendment to the Certificate of Formation or this Agreement;

(b)   the admission of any new Class A Member into the Company;

(c)   the issuance of additional Units or other securities by the Company beyond those issued and outstanding as of the date hereof;

(d)   any additional Capital Contributions of the Members;

(e)   the determination of Fair Market Value of any Unit; and

(f)   a merger, consolidation, conversion or other similar transaction involving the Company;

(g)   the sale, lease or conveyance of all or substantially all of the assets of the Company on a consolidated basis; or

(h)   the appointment of a successor Manager in the event Manager is removed for Cause or upon Manager's death, or the removal of any other officer of the Company; and

(i)   any action that results in a liquidation or dissolution of the Company.

Section 8.3   COMPENSATION. The Manager shall be reimbursed for his reasonable out-of-pocket expenses incurred in the performance of his duties as a Manager. Nothing contained in this Section 8.3 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

Section 8.4   MANAGER RESIGNATION; REMOVAL. The Manager may resign at any time upon written notice to the Company. The Manager may be removed by the vote of holders of a majority of the Class A Units, with or without cause, at any time.

Section 8.5   OFFICERS.

(a)   ***Officers.*** The officers of the Company shall consist of a Chief Executive Officer, Chief Technology Officer, Chief Information Officer, and such other officers as the Manager may determine. Any two (2) or more offices may be held by the same Person. The Manager may create and define the duties of the offices in the Company and shall appoint persons to fill all such offices. Appointment of an officer shall not of itself create contract rights.

(b)   ***Removal; Resignation; Vacancies.*** Each Officer shall hold office until his successor is designated by the Board or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Company. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

ARTICLE 9
TRANSFER

Section 9.1   GENERAL RESTRICTIONS ON TRANSFER.

(a)   No Member shall Transfer all or any portion of its Units in the Company without the written consent of the Manager (which consent may be granted or withheld in the sole discretion of the Manager). No Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective transferee is admitted as a Member of the Company in accordance with Section 4.1.

(b)   Notwithstanding any other provision of this Agreement (including Section 9.2), each Member agrees that it will not, directly or indirectly, Transfer any of its Units, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause a termination of the Company for federal income tax purposes;

(vi) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vii)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

In any event, the Manager may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(c)   Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

(d)   For the avoidance of doubt, any Transfer of Units permitted by Section 9.2 and purporting to be a sale, transfer, assignment or other disposal of the entire Membership Interest represented by such Units, inclusive of all the rights and benefits applicable to such Membership Interest as described in the definition of the term **"Membership Interest,"** shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, unless otherwise explicitly agreed to by the parties to such Transfer.

Section 9.2   PERMITTED TRANSFERS. The provisions of Section 9.1(a), do not apply to any of the following Transfers by any Member of any of its Units to (i) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, **"Family Members"**), (ii) a trust under which the distribution of Units may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his life, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries.

Section 9.3   COMPANY CALL RIGHT.

(a)   With respect to a holder of Class A Units who provides services to the Company as an employee, consultant, advisor, or director, then in the event such Member's services to the Company are terminated, for any reason, with or without cause, prior to the two-year anniversary of the date such Member acquires such Class A Units, the Company may elect to repurchase all or any portion of the Class A Units held by such Member or his Permitted Transferees, as applicable (the **"Selling Member"**), at a price equal to the original purchase price paid by the Selling Member for such Class A Units.

(b)   If the Company wishes to exercise its right to purchase a Member's Class A Units pursuant to this Section 9.3, the Company shall deliver to the Selling Member, within sixty (60) days after the termination of the Selling Member's services, a written notice specifying the number of Class A Units to be repurchased by the Company and the purchase price for such Class A Units . The closing of any sale of Class A Units pursuant to this Section 9.3

must take place no later than sixty (60) days following receipt by the Selling Member of the Company's notice.

(c)   The Selling Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 9.3, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

ARTICLE 10
COVENANTS

Section 10.1   CONFIDENTIALITY.

(a)   Each Member acknowledges that during the term of this Agreement, he or she will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that:

> (i)   the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information;

> (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and

> (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public.

Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing his investment in the Company) at any time, including use for personal, commercial or proprietary advantage or profit, either during his association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)   Nothing contained in Section 10.1(a) prevents any Member from disclosing Confidential Information:

> (i)   upon the order of any court or administrative agency;

(ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member;

(iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests;

(iv) to the extent necessary in connection with the exercise of any remedy hereunder;

(v) to other Members;

(vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 10.1 as if a Member; or

(vii)   to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 10.1 as if a Member;

provided, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of Section 10.1(a) shall not apply to Confidential Information that:

(i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement;

(ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement;

(iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or

(iv) becomes available to the receiving Member or any of its Representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective Representatives;

provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its Representatives.

Section 10.2   OTHER BUSINESS ACTIVITIES.

(a)   The Members acknowledge that:

(i)   Members are permitted to have, and may presently or in the future have, investments or other business relationships, ventures, agreements or arrangements with entities engaged in the business of the Company, other than through the Company (an "**Other Business**");

(ii)   Members may have or may develop a strategic relationship with businesses that are or may be competitive with the Company;

(iii) none of the Members will be prohibited by virtue of the Member's investment in the Company from pursuing and engaging in any such activities;

(iv) none of Members will be obligated to inform the Company or any other Member of any such opportunity, relationship or investment (a "**Company Opportunity**"), and the Company hereby renounces any interest in a Company Opportunity and any expectancy that a Company Opportunity will be offered to it; and

(v)   nothing contained herein shall limit, prohibit or restrict the Manager from serving on the board of directors or other governing body or committee of any Other Business.

(b)   The Members authorize and consent to the involvement of a Member in any Other Business; *provided*, that any transactions between the Company and an Other Business will be on terms no less favorable to the than would be obtainable in a comparable arm's-length transaction. The Members waive, to the fullest extent permitted by Applicable Law, any rights to assert any claim that such involvement breaches any fiduciary or other duty or obligation owed to the Company or any Member or to assert that such involvement constitutes a conflict of interest by such Persons with respect to the Company or any Member.

ARTICLE 11
ACCOUNTING AND REPORTS; TAX MATTERS

Section 11.1   FINANCIAL STATEMENTS. The Company shall furnish to each Member holding one or more Class A Units, as soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, balance sheets of the Company as at the end of each such Fiscal Year and statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year,

prepared in accordance with GAAP (except as may be required to compute Capital Accounts under this Agreement).

Section 11.2   INSPECTION RIGHTS. Upon reasonable notice from a Member holding 5% or more of the issued and outstanding Class A Units of the Company (a "**Qualified Member**"), the Company shall, and shall cause its Officers and employees to afford each Qualified Member and its Representatives reasonable access during normal business hours to (i) the Company's properties, offices, plants and other facilities, (ii) the corporate, financial and similar records, reports and documents of the Company, including all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members , and to permit each Qualified Member and its Representatives to examine such documents and make copies thereof, and (iii) the Company's Officers, senior employees and public accountants, and to afford each Qualified Member and its Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with their Officers, senior employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Qualified Member and its Representatives such affairs, finances and accounts).

Section 11.3   TAX MATTERS MEMBER; PARTNERSHIP REPRESENTATIVE.

(a)   *Appointment.* The Members hereby appoint Manager as the "tax matters partner" (as defined in Code Section 6231 prior to its amendment by the BBA) (the "**Tax Matters Member**") and, for tax years beginning on or after January 1, 2018, the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) (as amended by the BBA).

(b)   *Tax Examinations and Audits.* The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Member and Partnership Representative shall each have sole authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Company and its Members shall be bound by the actions taken by the Tax Matters Member and Partnership Representative.

(c)   *BBA Elections and Procedures.* In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**"), the Partnership Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election

under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

(d)   ***Resignation.*** The Tax Matters Member may resign at any time. The Partnership Representative may resign at the times and in the manner set forth in applicable Treasury Regulations or other administrative guidance. If Manager ceases to be the Tax Matters Member or Partnership Representative for any reason, a majority of the Class A Members shall appoint a new Tax Matters Member or Partnership Representative.

Section 11.4   TAX RETURNS. At the expense of the Company, the Manager (or any Officer that he may designate pursuant to Section 8.5) shall cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, such information with respect to the Company as may be necessary for the preparation of such Person's income tax returns for such Fiscal Year.

Section 11.5   COMPANY FUNDS. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of the Manager or such Officer or Officers as the Manager may designate.

ARTICLE 12
DISSOLUTION AND LIQUIDATION

Section 12.1   EVENTS OF DISSOLUTION. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of a majority of the issued and outstanding Class A Units;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c)   The entry of a decree of judicial dissolution.

Section 12.2   EFFECTIVENESS OF DISSOLUTION. Dissolution of the Company will be effective on the day on which the event described in Section 12.1 occurs, but the Company will not terminate until the winding up of the Company is completed, the assets of the Company distributed as provided in Section 12.3 and the Certificate of Formation cancelled as provided in Section 12.4.

Section 12.3   LIQUIDATION. If the Company is dissolved pursuant to Section 12.1, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   *Liquidator*. The Manager, or, if the Manager is unable to do so, a Person selected by a majority of the Class A Members, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator will have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   *Accounting*. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   *Distribution of Proceeds*. The Liquidator shall liquidate the assets of the Company and make a Liquidation Distribution in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   *Second*, to the establishment of and additions to reserves that are determined by the Manager in his sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   *Third*, to the Members in the same manner as Distributions are made under Section 7.2.

(d)   *Discretion of Liquidator*. Notwithstanding the provisions of Section 12.3 that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 12.3(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 12.3(c), undivided interests in such Company

assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be distributed will be valued at its Fair Market Value.

Section 12.4   REQUIRED FILINGS. Upon completion of the Distribution of the assets of the Company as provided in Section 12.3(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 12.5   SURVIVAL OF RIGHTS, DUTIES AND OBLIGATIONS. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 13.3.

Section 12.6   RECOURSE FOR CLAIMS. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Manager, the Liquidator or any other Member.

ARTICLE 13
EXCULPATION AND INDEMNIFICATION

Section 13.1   EXCULPATION OF COVERED PERSONS.

(a)   ***Covered Persons.*** As used herein, the term **"Covered Person"** shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling affiliate, employee, agent or Representative of each Member, and (iii) each Officer, employee, agent or Representative of the Company.

(b)   ***Standard of Care.*** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   ***Good Faith Reliance.*** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) one or more Officers or employees of the Company; (ii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

Section 13.2   LIABILITIES AND DUTIES OF COVERED PERSONS.

(a)   ***Limitation of Liability.*** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   ***Duties.*** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 13.3   INDEMNIFICATION.

(a)   ***Indemnification.*** To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or

defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, **"Losses"**) to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company or any Member in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, manager, director, officer, employee or agent of the Company, or any Member, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 13.3; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 13.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this Section 13.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 13.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 13.3 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such

deductibles as the Manager may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   ***Funding of Indemnification Obligation***. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 13.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f)   ***Savings Clause***. If this Section 13.3 or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 13.3 to the fullest extent permitted by any applicable portion of this Section 13.3 that has not been invalidated and to the fullest extent permitted by Applicable Law.

(g)   ***Amendment***. The provisions of this Section 13.3 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 13.3 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. Notwithstanding any other provision of this Agreement to the contrary, no amendment, modification or repeal of this Section 13.3 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 13.4   SURVIVAL. The provisions of this Article 13 shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE 14
MISCELLANEOUS

Section 14.1   EXPENSES. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver

hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 14.2 FURTHER ASSURANCES. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 14.3 NOTICES. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.3):

If to the Company:

501 Pershing Ct.
Hockessin, DE 19707
E-mail: dbielak@monetran.com
Attention: Manager

If to a Member, to such Member's respective mailing address as set forth on the Members Schedule.

Section 14.4 HEADINGS. The headings in this Agreement are inserted for convenience or reference only and are not intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 14.5 SEVERABILITY. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 14.6 ENTIRE AGREEMENT. This Agreement, together with the Certificate of Formation, and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and

supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter, including the Original Agreement.

Section 14.7   SUCCESSORS AND ASSIGNS. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 14.8   NO THIRD-PARTY BENEFICIARIES. Except as provided in Article 13, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 14.9   AMENDMENT. No provision of this Agreement may be amended or modified except by written consent of holders of a majority of the issued and outstanding Class A Units. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Manager without the consent of or execution by the Members.

Section 14.10   WAIVER. No waiver by any party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 14.11   GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 14.12   SUBMISSION TO JURISDICTION. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort

or otherwise, shall be brought in the federal courts of the United States located in the state of Delaware or the state courts of Delaware (and of the appropriate appellate courts therefrom).

Section 14.13   WAIVER OF JURY TRIAL. Each party hereto waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 14.14   EQUITABLE REMEDIES. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by that party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of that breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 14.15   ATTORNEYS' FEES. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding will be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section 14.16   REMEDIES CUMULATIVE. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 13.2 to the contrary.

Section 14.17   COUNTERPARTS; ELECTRONIC SIGNATURES. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile or email will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. Signatures of the parties through electronic means or methods shall be deemed to be their original signatures for all purposes.

[SIGNATURE PAGE FOLLOWS]

The parties are signing this Limited Liability Company Agreement as of the date stated in the introductory paragraph.


Members:

_____

Don Bielak

[MEMBER SIGNATURES CONTINUE ON THE FOLLOWING PAGES]


SCHEDULE A

MEMBERS SCHEDULE

AS OF SEPTEMBER 27, 2018

MEMBER NAME AND ADDRESS	CONTRIBUTION	NUMBER AND CLASS OF UNITS
Don Bielak 501 Pershing Ct. Hockessin, DE 19707	$8,355.10	1,000,000 Class A Units